FPC Exemption No. (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 00142)
Website: http://www.firstpacco.com

ANNOUNCEMENT

(1) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR NOODLES BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2010 IN RESPECT OF NOODLES BUSINESS TRANSACTIONS

(2) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR PLANTATIONS BUSINESS TRANSACTIONS, ANNUAL CAPS FOR 2010 IN RESPECT OF PLANTATIONS BUSINESS TRANSACTIONS AND NEW PLANTATIONS BUSINESS TRANSACTIONS

(3) REVISION OF 2008 ANNUAL CAPS FOR OTHER PACKAGING BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2009 AND 2010 IN RESPECT OF OTHER PACKAGING BUSINESS TRANSACTIONS

(4) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR DISTRIBUTION BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2010 IN RESPECT OF DISTRIBUTION BUSINESS TRANSACTIONS

(5) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR SNACK FOOD BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2010 IN RESPECT OF SNACK FOOD BUSINESS TRANSACTIONS

(1) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR NOODLES BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2010 IN RESPECT OF NOODLES BUSINESS TRANSACTIONS

Shareholders are referred to the April 2007 Announcement and the May 2007 Circular, which set out a series of related continuing connected transactions relating to Indofood's Noodles Business, which are also set out in Table A below.

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Indofood has been monitoring the amount of the Noodles Business Transactions, having regard to internal estimates of demand and operating conditions. Since the approval of the Noodles Business Transactions and the related Noodles Caps by the Independent Shareholders, Indofood has noted that certain of the Noodles Caps will not be sufficient to meet the requirements of the relevant counterparties.

Accordingly, it is proposed that those Noodles Caps be revised in accordance with the Revised Noodles Caps applicable to the relevant Noodles Business Transactions, as set out in Table A below.

The Board also announces the proposed 2010 Noodles Caps in respect of the Noodles Business Transactions for the financial year ending 31 December 2010, also as set out in Table A below.

Each of the Noodles Business Transactions set out in Table A below constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules.

Under Rule 14A.36(1) of the Listing Rules, where a previously approved Annual Cap is exceeded or proposed to be exceeded or a relevant agreement is renewed, the Company must re-comply with Rules 14A.35(3) and 14A.35(4) by re-complying with the reporting, announcement and independent shareholders' approval requirements, as appropriate.

Similarly, the announcement of 2010 Noodles Caps requires compliance with the reporting, announcement and Independent Shareholders' approval requirements of the Listing Rules, as appropriate.

Under Rule 14A.25 of the Listing Rules, for the purposes of complying with Chapter 14A of the Listing Rules, the Revised Noodles Caps in respect of each individual financial year ending 31 December 2008 and 2009, and the 2010 Noodles Caps have been aggregated. On this basis, the percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 2.5%. Therefore, it is necessary for the Independent Shareholders to approve the Revised Noodles Caps and the 2010 Noodles Caps, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

(2) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR PLANTATIONS BUSINESS TRANSACTIONS, ANNUAL CAPS FOR 2010 IN RESPECT OF PLANTATIONS BUSINESS TRANSACTIONS AND NEW PLANTATIONS BUSINESS TRANSACTIONS

The April 2007 Announcement and the May 2007 Circular also set out a series of related continuing connected transactions relating to Indofood's Plantations Business, which are also set out in Table B1 below.

Indofood has been monitoring the amount of the Plantations Business Transactions, having regard to the expansion of Indofood's Plantations Business. Indofood has noted that certain of the Plantations Caps will not be sufficient to accommodate the anticipated expansion of its Plantations Business. Accordingly, it is proposed that those Plantations Caps be revised in accordance with the Revised Plantations Caps applicable to the relevant Plantations Business Transactions, as set out in Table B1 below.

The Board also announces the proposed 2010 Plantations Caps in respect of the Plantations Business Transactions for the financial year ending 31 December 2010, which are also as set out in Table B1 below.

The Plantations Business Transactions referred to in Table B1 below constitute continuing connected transactions under Rule 14A.14 of the Listing Rules.

Under Rule 14A.25 of the Listing Rules, for the purposes of complying with Chapter 14A of the Listing Rules, the unrevised Plantation Caps and the Revised Plantations Caps in respect of each individual financial year have been aggregated. Similarly, the 2010 Plantations Caps have been aggregated. On this basis, the percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 2.5%.

At the time of the April 2007 Announcement, the percentage ratios in respect of the Plantations Business Transactions and the related Plantations Caps, aggregated as described above, exceeded 0.1% but were less than 2.5%. However, following the revisions of the Plantations Caps as referred to above, the percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 2.5%.

Therefore, it is necessary for the Independent Shareholders to approve the Plantations Business Transactions, the Revised Plantations Caps and the 2010 Plantation Caps, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

The Company has established the Independent Board Committee consisting of the Independent Non-executive Directors to advise the Independent Shareholders as to whether the:

(a) Revised Noodles Caps and the 2010 Noodles Caps; and

(b) Plantations Business Transactions, the Revised Plantations Caps, the 2010 Plantations Caps and the New Plantations Business Transactions;

are fair and reasonable, whether such transactions and the respective Annual Caps are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders as to how to vote at the Shareholders' Meeting to be convened to consider those matters.

The Company will appoint an Independent Financial Adviser to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the transactions and Annual Caps referred to in (a) and (b) above are fair and reasonable and whether they are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting.

The Directors (other than members of the Independent Board Committee, who will express their opinion in a separate letter to the Independent Shareholders to be contained in the shareholders' circular) consider that the terms of the transactions and Annual Caps referred to in (a) and (b) above are fair and reasonable and that they are in the best interests of the Company and its Shareholders as a whole.

In accordance with the Listing Rules, the Company will despatch a circular to the Company's shareholders containing:

(i) the information required by the Listing Rules in relation to the transactions and the Annual Caps referred to in (a) and (b) above;

(ii) a separate letter from the Independent Board Committee advising the Independent Shareholders whether, in the opinion of the Independent Board Committee, the transactions and the Annual Caps referred to in (a) and (b) above, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and advising the Independent Shareholders how to vote in respect of the resolutions to approve those matters;

(iii) a separate letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and to the Independent Shareholders as to whether the transactions and the Annual Caps referred to in (a) and (b) above, are fair and reasonable and whether they are in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote at the Shareholders' Meeting in respect of the resolutions to be proposed to approve those matters; and

(iv) a notice convening the Shareholders' Meeting, at which resolutions will be proposed to consider, and if thought fit, approve the transactions and Annual Caps referred to in (a) and (b) above.

Under Rule 14A.18 of the Listing Rules, any connected persons of the Company with a material interest in the transactions and the Annual Caps referred to in (a) and (b) above are required to abstain from voting at the Shareholders' Meeting on the resolution(s) approving the relevant matters. Accordingly, First Pacific Investments Limited and First Pacific Investments (BVI) Limited, both being Associates of Mr. Anthoni Salim and which in aggregate hold shares of the Company representing approximately 44% of the issued share capital of the Company will abstain from voting at the Shareholders' Meeting on each of those resolutions.

(3) REVISION OF 2008 ANNUAL CAPS FOR OTHER PACKAGING BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2009 AND 2010 IN RESPECT OF OTHER PACKAGING BUSINESS TRANSACTIONS

Shareholders are referred to the November 2007 Announcement which sets out a series of related continuing connected transactions relating to the Indofood Group's Packaging Business, which are also set out in Table C below.

In view of additional demand for the Indofood Group's packaging products from the relevant counterparties to the Packaging Business Transactions, the Indofood Group proposes to revise the Packaging Caps, which were previously announced in the November 2007 Announcement, in accordance with the Revised Packaging Caps set out in Table C below.

In addition, the Board also announces Annual Caps for the Packaging Business Transactions for the two financial years ending 31 December 2009 and 2010, also as set out in Table C below.

Each of the two Packaging Business Transactions set out in Table C below constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because the counterparty to both such transactions is an Associate of Mr. Anthoni Salim, the Chairman and a substantial shareholder of the Company and also President Director and CEO of Indofood.

Under Rule 14A.25 of the Listing Rules, for the purposes of complying with Chapter 14A of the Listing Rules, the Revised Packaging Caps for the financial year ended 31 December 2008 have been aggregated and the applicable percentage ratio exceed 0.1% but not 2.5%. In addition, the percentage ratios in respect of the 2009 Packaging Caps and the 2010 Packaging Caps when aggregated also exceed 0.1% but not 2.5%. Accordingly, the Revised Packaging Caps, the 2009 Packaging Caps and the 2010 Packaging Caps and the transactions relating to them are only subject to reporting and announcement requirement but no independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

(4) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR DISTRIBUTION BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2010 IN RESPECT OF DISTRIBUTION BUSINESS TRANSACTIONS

The April 2007 Announcement, the May 2007 Circular and the November 2007 Announcement also set out a series of related continuing connected transactions relating to Indofood's Distribution Business, which are also set out in Table D below.

Indofood has been monitoring the amount of the Distribution Business Transactions, having regard to internal estimates of demand and operating conditions. Since the disclosure of the Distribution Business Transactions and the related Distribution Business Caps, Indofood has noted that certain of the Distribution Business Caps will not be sufficient to meet the requirements of the relevant counterparties. Accordingly, it is proposed that those Distribution Business Caps be revised in accordance with the Revised Distribution Caps applicable to the Distribution Business Transactions, as set out in Table D below.

The Board also announces the proposed 2010 Distribution Caps in respect of the Distribution Business Transactions for the financial year ending 31 December 2010, as set out in Table D below.

Each of the Distribution Business Transactions set out in Table D below is a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Revised Distribution Caps in respect of each individual financial year have been aggregated with the unrevised Distribution Business Caps. Similarly, the 2010 Distribution Caps have been aggregated. On this basis, the percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 0.1% but not 2.5%.

Therefore, the Distribution Business Transactions, the Revised Distribution Caps and the 2010 Distribution Caps, on an aggregated basis, are subject to the reporting and announcement requirements but not the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

(5) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR SNACK FOOD BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2010 IN RESPECT OF SNACK FOOD BUSINESS TRANSACTIONS

The April 2007 Announcement and the May 2007 Circular also sets out a series of related continuing connected transactions relating to the Indofood's Snack Food Business, which are also set out in Table E below.

Indofood has been monitoring the amount of the Snack Food Business Transactions, having regard to internal estimates of demand and operating conditions. Since the disclosure of the Snack Food Business Transactions and the related Snack Food Caps, Indofood has noted that certain of the Snack Food Caps will not be sufficient to meet the requirements of the relevant counterparties. Accordingly, it is proposed that those Snack Food Caps be revised in accordance with the Revised Snack Food Caps applicable to the Snack Food Business Transactions, as set out in Table E below.

The Board also announces the proposed 2010 Snack Food Caps in respect of the Snack Food Business Transactions for the financial year ending 31 December 2010, as set out in Table E below.

Each of the Snack Food Business Transactions set out in Table E below is a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance of Chapter 14A of the Listing Rules, the Revised Snack Food Caps in respect of each individual financial year had been aggregated. Similarly, the 2010 Snack Food Business Cap has been aggregated. On this basis, the percentage ratio in respect of each of the financial year ending 31 December 2008, 2009 and 2010 exceed 0.1% but not 2.5%.

Therefore, the Snack Food Business Transactions, the Revised Snack Food Caps and the 2010 Snack Food Caps, on an aggregated basis, are subject to the reporting and announcement requirements but not the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

(1) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR NOODLES BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2010 IN RESPECT OF NOODLES BUSINESS TRANSACTIONS

Shareholders are referred to the April 2007 Announcement and the May 2007 Circular, which set out a series of related continuing connected transactions relating to Indofood's Noodles Business, which are also set out in Table A below.

Indofood has been monitoring the amount of the Noodles Business Transactions, having regard to internal estimates of demand and operating conditions. Since the approval of the Noodles Business Transactions and the related Noodles Caps by the Independent Shareholders, Indofood has noted that certain of the Noodles Caps will not be sufficient to meet the requirements of the relevant counterparties. Accordingly, it is proposed that those Noodles Caps be revised in accordance with the Revised Noodles Caps applicable to the relevant Noodles Business Transactions, as set out in Table A below.

In addition to the revision of the Noodles Caps and the announcement of the 2010 Noodles Caps, the Board also announces its intention to terminate early a number of contracts in relation to the Noodles Business Transactions on the basis that the Company and the Indofood Group are in the process of aligning the renewal dates of its continuing connected transactions. It is proposed that going forward where possible, the Indofood Group will align the duration of its continuing connected transactions so that all contracts, where possible and subject always to the Listing Rules and any applicable laws and regulations, are renewed at around the same time so as to avoid the heavy administrative responsibility of monitoring a large number of contracts with different expiry dates and in order to streamline the continual monitoring of continuing connected transactions of the Indofood Group.

In this respect, the contracts relating to the Noodles Business Transactions numbered (1), (4) and (5) in Table A below expired on 31 March 2008 and the agreement in respect of transaction number (2) below will expire on 2 October 2008. In the ordinary course of business, the Indofood Group and the counterparty thereto would negotiate and enter into a new contract for each transaction for a further period of three years. In relation to contracts in respect of transactions numbered (1), (4) and (5), this would mean those contracts would be renewed for a period of three years until 31 March 2011, and in relation to the contract for transaction number (2), until October 2011. Given the Group intends to align, where possible, its continuing connected transactions contracts so that all or a majority of such contracts expire at the end of 2010 and with the new contracts for continuing connected transactions commencing from January 2011, it is proposed that each new contract to be entered into in respect of transactions numbered (1), (4) and (5) shall be on substantially the same terms with the same parties save that the duration of each such contract will be for a fixed term to expire on 31 December 2010, and in respect of transaction number (2), that the existing arrangement be terminated with immediate effect and a new contract be entered into on substantially the same terms with the same parties, save that the new contract will be for a fixed duration to expire on 31 December 2010. It is intended that any contracts entered into after that date will be for a period of three years, in line with the intention that all or a majority of Indofood Group contracts relating to continuing connected transactions be for a period of three years commencing 1 January 2011, where applicable, and subject always to the Listing Rules and any applicable laws and regulations.

In addition, the contracts in respect of transactions numbered (8), (9), (10) and (11) in Table A below will terminate on 31 December 2009 being the existing fixed expiry for each such contract. It is proposed that those contracts be terminated with immediate effect and new contracts be entered into with the same parties on substantially the same terms save for the duration of each such contract, in respect of which, the new contracts to be entered into will be for a fixed term to expire on 31 December 2010. Similar to the contracts referred to above, it is intended that going forward, upon expiry of those contracts at the end of the fixed term at 31 December 2010, any new contracts which may be entered into thereafter will be uniform in terms of duration and in line with the proposal that other contracts relating to continuing connected transactions of the Indofood Group be for a uniform duration, subject always to the Listing Rules and any applicable laws and regulations. The remaining contracts, namely those in relation to transactions numbered (3) and (12) to (23) will remain unchanged.

The sale and supply of ingredients, seasoning and flexible packaging, the licensing of the "Indomie" brand name for DUFIL, Pinehill and SAWAB and the licensing of the "Supermi" and "Pop Mie" brand name for Pinehill and the provision of technical assistance services to Associates of Mr. Salim are on normal commercial terms and in the interests of the relevant members of the Indofood Group which are parties to those agreements and their respective shareholders.

The Board also announces the proposed 2010 Noodles Caps in respect of the Noodles Business Transactions for the financial year ending 31 December 2010, which are also as set out in Table A below.

TABLE A – Revised Noodles Caps and 2010 Noodles Caps

				Existing Noodles Caps *(US$ millions)* – as set out in the April 2007 Announcement		Revised Noodles Caps *(US$ millions)*		2010 Noodles Caps *(US$ millions)*
Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/ Arrangement	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2010
(1)	FID	DUFIL	Sale and supply of ingredients and seasoning used for instant noodle products	21.9	27.5	27.5	41.9	53.0
(2)	CKA	DUFIL	Sale and supply of flexible packaging used for instant noodle products	8.8	11.1	13.7	19.9	26.4
(3)	Indofood	DUFIL	An exclusive license to use "Indomie" brand in the Nigerian market and the provision of technical assistance services in connection with instant noodle manufacturing operations in Nigeria	5.0	6.3	7.0	8.9	11.8
(4)	FID	Pinehill	Sale and supply of ingredients and seasonings	16.1	19.8	35.7	50.6	68.1
(5)	CKA	Pinehill	Sale and supply of flexible packaging	6.8	8.0	16.0	20.9	29.3
(6)	Indofood	Pinehill	An exclusive right and license to use "Indomie", "Supermi" and "Pop Mie" brands in Saudi Arabia and the Middle East	1.1	1.2	1.9	2.4	3.0
(7)	PIPS	Pinehill	The provision of technical assistance services in connection with instant noodle manufacturing operations in Saudi Arabia and the Middle East	2.4	2.7	4.2	5.2	6.5
(8)	FID	SAWAB	Sale and supply of food ingredients and noodles seasonings for instant noddle products	1.9	2.4	9.9	11.4	14.8
(9)	CKA	SAWAB	Sale and supply of flexible packaging for the production of instant noodles	1.0	1.3	3.3	3.5	4.8
(10)	Indofood	SAWAB	Trademark license for the non-exclusive use by SAWAB of the "Indomie" trademark owned by Indofood in the Syria market	0.5	0.7	1.2	1.5	2.0
(11)	Indofood	SAWAB	Technical assistance services in connection with the instant noodle manufacturing operations of SAWAB in Syria	0.5	0.7	1.2	1.5	2.0

Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/ Arrangement	Existing Noodles Caps *(US$ millions)* – as set out in the April 2007 Announcement: For the Year Ending 31 December 2008	Existing Noodles Caps: For the Year Ending 31 December 2009	Revised Noodles Caps *(US$ millions)*: For the Year Ending 31 December 2008	Revised Noodles Caps: For the Year Ending 31 December 2009	2010 Noodles Caps *(US$ millions)*: For the Year Ending 31 December 2010
	Indofood	SWGL	Noodles Supply and Services Agreement for the supply of certain raw materials, ingredients, technology and know-how and the provision of certain services by members of the Indofood Group to the SWGL Group's Noodles Business in Egypt, Sudan and Yemen, as detailed in (12) to (23) below					
(12)	FID	Sudan joint venture (to be established)	Supply of ingredients and seasoning of instant noodle products in Sudan	N/A	1.2	N/A	2.5	4.5
(13)	CKA	Sudan joint venture (to be established)	Supply of flexible packaging of instant noodle products in Sudan	N/A	0.7	N/A	1.0	1.9
(14)	ISM	Sudan joint venture (to be established)	Granting non-exclusive license of "Indomie" brand in the Sudan market	N/A	0.2	N/A	0.4	0.8
(15)	ISM	Sudan joint venture (to be established)	Provision of technical assistance services for instant noodle manufacturing operations in Sudan	N/A	0.2	N/A	0.4	0.8
(16)	FID	SAWATA	Supply of ingredients and seasoning of instant noodle products in Egypt	1.6	2.3	N/A	4.5	7.0
(17)	CKA	SAWATA	Supply of flexible packaging of instant noodle products in Egypt	0.9	1.3	N/A	1.8	2.9
(18)	ISM	SAWATA	Granting non-exclusive license of "Indomie" brand in Egypt	0.4	0.5	N/A	0.8	1.2
(19)	ISM	SAWATA	Provision of technical assistance services for instant noodle manufacturing operations in Egypt	0.4	0.5	N/A	0.8	1.2
(20)	FID	SAWAHI	Supply of ingredients and seasoning of instant noodle products in Yemen	0.3	0.5	N/A	1.8	4.3
(21)	CKA	SAWAHI	Supply of flexible packaging of instant noodle products in Yemen	0.4	0.5	N/A	0.6	1.4
(22)	ISM	SAWAHI	Granting non-exclusive license of "Indomie" brand in Yemen	0.1	0.2	N/A	0.3	0.6
(23)	ISM	SAWAHI	Provision of technical assistance services for instant noodle manufacturing operations in Yemen	0.1	0.2	N/A	0.3	0.6
			Aggregated Annual Caps	**70.2**	**90.0**	**121.6**	**182.9**	**248.9**

There have been significant increases in some of the Noodles Caps when compared to the Revised Noodles Caps set out above. This is due to an increase in the projected volume of business for those transactions, as well as an increase in the price of raw materials.

Each of the Noodles Business Transactions set out above constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because:

(i) Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood; and

(ii) each of the counterparties are Associates of Mr. Anthoni Salim.

The Noodles Business Transactions are considered in the ordinary and usual course of business of the Group and are entered into on an arm's length basis with terms that are fair and reasonable to the parties.

Under Rule 14A.36(1) of the Listing Rules, where a previously approved Annual Cap is exceeded or proposed to be exceeded or a relevant agreement is renewed, the Company must re-comply with Rules 14A.35(3) and 14A.35(4) by re-complying with the reporting, announcement and independent shareholders' approval requirements, as appropriate.

Similarly, the announcement of the 2010 Noodles Caps requires compliance with the reporting, announcement and independent shareholders' approval requirements of the Listing Rules, as appropriate.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Revised Noodles Caps in respect of each individual financial year ending 31 December 2008, 2009 and 2010 have been aggregated. On this basis, the percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 2.5%. Therefore, it is necessary for the Independent Shareholders to approve the Revised Noodles Caps and the 2010 Noodles Caps in accordance with the requirements of Rule 14A.18 of the Listing Rules.

The Revised Noodles Caps and the 2010 Noodles Caps specified above are estimated transaction values based on projected activity levels between the relevant parties for each of the financial years ending 31 December 2008, 2009 and 2010, taking into account substantial growth and significant increase over recent years in respect of the various regional markets, as well as the increase in the price of raw materials.

(2) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR PLANTATIONS BUSINESS TRANSACTIONS, ANNUAL CAPS FOR 2010 IN RESPECT OF PLANTATIONS BUSINESS TRANSACTIONS AND NEW PLANTATIONS BUSINESS TRANSACTIONS

Shareholders are referred to the April 2007 Announcement and the May 2007 Circular which set out a series of related continuing connected transactions relating to Indofood's Plantations Business, which are also set out in Table B1 below.

Indofood has been monitoring the amount of the Plantations Business Transactions, having regard to the expansion of Indofood's Plantations Business. Indofood has noted that certain of the Plantations Caps will not be sufficient to accommodate the anticipated expansion of its Plantations Business.

Accordingly, it is proposed that those Plantations Caps be revised in accordance with the Revised Plantations Caps applicable to the relevant Plantations Business Transactions, as set out in Table B1 below.

The Board also announces the proposed 2010 Plantations Caps in respect of the Plantations Business Transactions for the financial year ending 31 December 2010, which are also set out in Table B1 below.

The contracts in respect of transactions numbered (1) to (12) in Table B1 below will terminate on 31 December 2009 and the contracts in respect of transaction numbered (13), (14) and (15) will terminate on 23 April 2010, 31 October 2010 and 5 August 2010 respectively, being the existing fixed expiry of the term of each contract. In the ordinary course of business, the Indofood Group and the counterparty thereto would negotiate and enter into a new contract for each transaction for a further period of three years. Given the Group intends to align, where possible, its continuing connected transactions contracts so that all or a majority of such contracts expire at the end of 2010 and with the new contracts for the continuing connected transactions commencing from January 2011. It is proposed that these contracts be terminated with immediate effect and new contracts be entered into with the same parties on substantially the same terms save that the duration of each such contract will be for a fixed term to expire on 31 December 2010. Similar to the contracts referred to in relation to the Noodles Business Transactions at Table A above, it is intended that any contracts entered into thereafter will be for a period of three years, in line with the intention that all or a majority of Indofood Group contracts relating to continuing connected transactions be for a fixed period of three years commencing 1 January 2011, where applicable, subject always to the Listing Rules and any applicable laws and regulations. The remaining contracts, namely those in relation to transactions numbered (16) and (17), will remain unchanged.

TABLE B1 – Revised Plantations Caps and 2010 Plantations Caps

				Existing Plantations Caps (*US$ millions*) – as set out in the April 2007 Announcement		Revised Plantations Caps (*US$ millions*)		2010 Plantations Caps (*US$ millions*)
Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/ Arrangement	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2010
(1)	GS	RMK	Purchases of spare parts	0.2	0.2	0.1 (Reduced)	0.2 (Not Revised)	0.3
(2)	GS	RMK	Lease of heavy equipment	0.4	0.4	0.8	0.9	1.0
(3)	GS	RMK	Rental of office space	0.1	0.1	0.1 (Not Revised)	0.2	0.3
(4)	MPI	RMK	Lease of heavy equipment	0.1	0.1	0.3	0.4	0.6
(5)	SAIN	MSA	Sale of seedlings for operations	1.0	0.7	1.3	1.4	1.6
(6)	SAIN	SBN	Sale of seedlings for operations	0.7	0.7	0.9	1.0	1.1
(7)	SAIN	ASP	Sale of seedlings for operations	0.6	0.6	0.8	1.7	1.8
(8)	SAIN	GS	Sale of seedlings for operations	0.8	-	1.0	1.1	1.2
(9)	SAIN	MPI	Sale of seedlings for operations	0.4	0.5	1.0	1.1	1.2
(10)	SAIN	MSA	Provision of services for research	0.1	0.1	0.1 (Not Revised)	0.3	0.4

Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/ Arrangement	Existing Plantations Caps (US$ millions) – as set out in the April 2007 Announcement: For the Year Ending 31 December 2008	Existing Plantations Caps: For the Year Ending 31 December 2009	Revised Plantations Caps (US$ millions): For the Year Ending 31 December 2008	Revised Plantations Caps (US$ millions): For the Year Ending 31 December 2009	2010 Plantations Caps (US$ millions): For the Year Ending 31 December 2010
(11)	SAIN	SBN	Provision of services for research	0.1	0.1	0.1 (Not Revised)	0.3	0.4
(12)	SAIN	ASP	Provision of services for research	0.1	0.1	0.1 (Not Revised)	0.3	0.4
(13)	SIMP	MSA/ASP	Granting financial assistance (including loans and guarantees)	9.6	9.6	79.4	79.4	79.4
(14)	SIMP	SBN	Granting financial assistance (including loans and guarantees)	1.2	1.2	20.7	20.7	20.7
(15)	SIMP	MCP/MPI/GS	Granting financial assistance (including loans and guarantees)	10.5	10.5	114.7	114.7	114.7
(16)	SIMP	AS	20 year lease for use of factory property	0.1	0.1	0.1 (Not Revised)	0.1 (Not Revised)	0.1
(17)	SIMP	STP	Pump and loading services to vessels	0.6	0.7	0.8	0.9	1.1
			Aggregated Annual Caps	**26.6**	**25.7**	**222.3**	**224.7**	**226.3**

Note: The financial assistance to be provided to the Plantation Companies by SIMP referred to in Table B1 above is an amount representing 60% of the total financial assistance proposed to be provided to each of those Plantation Companies by their shareholders and is proportionate to the 60% shareholding of SIMP in each of those Plantation Companies. The provision of financial assistance by SIMP to the Plantation Companies referred to in Table B1 above is a connected transaction for the Company under Rule 14A.13(2)(a)(i) of the Listing Rules as it is a provision of financial assistance by a listed issuer to a connected person, therefore is subject to reporting, announcement and independent shareholders' approval requirements under Rule 14A.17 of the Listing Rules. The remaining 40% of the financial assistance to be provided to each of those Plantation Companies is proposed to be provided by the Associates of Mr. Anthoni Salim which respectively own the remaining 40% of each of the Plantation Companies. The provision of that financial assistance is a connected transaction for the Company under Rule 14A.13(2)(b)(i) of the Listing Rules as it is a provision of financial assistance by connected persons of the Company to a subsidiary of the Company, but is exempt from the reporting, announcement and independent shareholders' approval requirements under Rule 14A.65(4) of the Listing Rules.

The Plantations Business Transactions referred to above constitute continuing connected transactions under Rule 14A.14 of the Listing Rules because:

(i) the Plantations Companies are owned as to 60% by SIMP, being a 60% owned subsidiary of Indofood and as to 40% by Mr. Anthoni Salim or his Associates;

(ii) Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood; and

(iii) accordingly, each of the Plantation Companies is an Associate of Mr. Anthoni Salim and a connected person of the Company, and transactions between other members of the Indofood Group and the Plantation Companies are connected transactions for the Company.

The provision of financial assistance by Mr. Anthoni Salim and/or his Associates to the Plantation Companies, as referred to in the Note to Table B1 above, is also a connected transaction for the Company under Listing Rule 14A.13(2)(b)(i), but is exempt from the reporting, announcement and independent shareholders' approval requirements under Rule 14A.65(4) of the Listing Rules on the basis that the financial assistance is provided by a connected person for the benefit of a subsidiary of the Company on normal commercial terms (or better to the relevant subsidiary), i.e., interest on the amounts advanced will be charged based on prevailing market rates and no security over the assets of the Company or any of its subsidiaries is granted in respect of the financial assistance.

The Plantations Business Transactions are conducted in the normal course of business of the Group in relation to the development of plantations in Indonesia and are entered into on an arm's length basis with terms that are fair and reasonable to the parties. Currently, SIMP also gives financial assistance by way of shareholders' loan and corporate guarantees to other subsidiaries within its group (not being connected parties to SIMP). This form of financial assistance is common in Indonesia and is part of the normal course of the plantations business, such support being granted because those subsidiaries are still in their development phase and are often unable to support their operations financially, therefore a parent company will assist a subsidiary financially until it is able to support its own operations independently.

Under Rule 14A.36(1) of the Listing Rules, where a previously disclosed Annual Cap is exceeded or proposed to be exceeded or a relevant agreement is renewed, the Company must re-comply with Rules 14A.35(3) and 14A.35(4) by re-complying with the reporting, announcement and independent shareholders' approval requirements, as appropriate.

Similarly, the announcement of Annual Caps for the year ending 31 December 2010 requires compliance with the reporting, announcement and independent shareholders' approval requirements of the Listing Rules, as appropriate.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the unrevised Plantation Caps and the Revised Plantations Caps in respect of each individual financial year ending 31 December 2008 and 2009 have been aggregated. Similarly, the 2010 Plantations Caps have been aggregated. On this basis, the percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 2.5%.

At the time of the April 2007 Announcement, the percentage ratios in respect of the Plantations Business Transactions and the related Plantations Caps, aggregated as described above, exceeded 0.1% but were less than 2.5%. However, following the revisions of the Plantations Caps as referred to above, the percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 2.5%.

Therefore, it is necessary for the Independent Shareholders to approve the Plantations Business Transactions, and the Revised Plantations Caps and the 2010 Plantation Caps, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

The Plantations Caps set out in Table B1 are estimated transaction values based on projected activity levels between the relevant parties for each of the financial years ending 31 December 2008, 2009 and 2010, taking into account the historical values of the relevant transactions and the continuing development of raw land into planted areas. The projected activity level is based on an estimate of the requirement of each plantation company in respect of its respective planting activities and operations. In relation to financing such development of raw land into planted areas, the Plantation Companies need sufficient funds either from their shareholders, including loans from shareholders, or from financial institutions or other sources. Such funding is calculated on the basis of the estimates of costs needed to develop the land into planted areas based on the projected planting plan. The funds from financial institutions are for a seven year period (comprising a two year grace period and five years of repayments by instalments) and the bank guarantee shall remain in place until the loans from the financial institutions have been repaid.

The Company also announces that members of the Indofood Group proposed to enter into the following New Plantations Business Transactions, set out in Table B2, below:

TABLE B2 – New Plantations Business Transactions

				New Plantation Caps		
Transaction number	Name of entity of the Indofood Group ("Party A")	Name of Connected Party ("Party B")	Nature of Agreement/ Arrangement	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2010
(1)	GS	MPI	Party A will sell agronomy material to Party B	0.6	0.7	0.9
(2)	MPI	GS	Party A will sell agronomy material to Party B	0.6	0.7	0.9
(3)	GS	RMK	Party A will buy heavy equipment from Party B	0.9	0.9	0.9
(4)	GS	RMK	Party A will buy building materials from Party B	0.2	0.3	0.4
(5)	MPI	RMK	Party A will buy building materials from Party B	0.2	0.3	0.4
(6)	MPI	RMK	Party A will buy spareparts from Party B	0.1	0.2	0.3
(7)	LSIP	MSA	Party A will sell seedlings to Party B, which will be used for its operations	1.3	1.4	1.6
(8)	LSIP	SBN	Party A will sell seedlings to Party B, which will be used for its operations	0.9	1.0	1.1
(9)	LSIP	ASP	Party A will sell seedlings to Party B, which will be used for its operations	0.8	1.7	1.8
(10)	LSIP	GS	Party A will sell seedlings to Party B, which will be used for its operations	1.0	1.1	1.2

Transaction number	Name of entity of the Indofood Group ("Party A")	Name of Connected Party ("Party B")	Nature of Agreement/ Arrangement	New Plantation Caps For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2010
(11)	LSIP	MPI	Party A will sell seedlings to Party B, which will be used for its operations	1.0	1.1	1.2
			Aggregated Annual Caps	**7.6**	**9.4**	**10.7**
			Aggregated Plantation Business Transactions set out in tables B1 and B2	**229.9**	**234.1**	**237.0**

In respect of transactions between GS and MPI, these transactions have been entered into because those companies are located in close proximity to each other, and accordingly it is more efficient in time and costs for the sale and purchase of such agronomy materials (e.g. fertilizer, chemical goods, seeds, polybags, plantation tools, fuel, lubrication and grease, etc.) between those parties rather than to source and transport the same from elsewhere. In respect of the transactions relating to the supply by RMK to GS and MPI of building materials (mostly plywood) which is used in the construction of plantation offices, warehouse and other buildings which are required by the estates, RMK is the chosen supplier on the basis of the quality and price of their plywood. In respect of transactions involving LSIP, these will be entered into in order to maintain the quality of the palm oil plants at Party B's plantations by the purchase of good quality seedlings from LSIP.

The New Plantation Business Transactions will be conducted in the normal course of business of the Group in relation to the development of plantations in Indonesia. Those transactions will be entered into on an arm's length basis with terms that are fair and reasonable to the parties.

The New Plantation Caps set out in Table B2 are estimated transaction values based on projected activity levels between the relevant parties for the financial years ending 31 December 2008, 2009 and 2010, taking into account the continuing development of raw land. In relation to the financing of such development, the Plantation Companies need sufficient funds either from their shareholders or from financial institutions or other sources.

When the percentage ratios of the New Plantation Business Transactions are aggregated with those Plantation Caps which have not been revised (as indicated where applicable in Table B1) and the Revised Plantation Caps as set out in Table B1 above, those percentage ratios in respect of the New Plantations Business Transactions for each of the financial years ending 31 December 2008, 2009 and 2010 exceed 2.5%. Accordingly the New Plantation Caps are subject to Independent Shareholders' requirement of Rule 14A.18 of the Listing Rules.

(3) REVISION OF 2008 ANNUAL CAPS FOR OTHER PACKAGING BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2009 AND 2010 IN RESPECT OF OTHER PACKAGING BUSINESS TRANSACTIONS

Shareholders are referred to the November 2007 Announcement which sets out a series of related continuing connected transactions relating to the Indofood's Packaging Business, which are also set out in Table C below.

In view of additional demand for the Indofood Group's packaging products from the relevant counterparties to the Packaging Business Transactions, the Indofood Group proposes to revise the Packaging Caps, which were previously announced in the November 2007 Announcement, in accordance with the Revised Packaging Caps set out in Table C below.

In addition, the Board also announces Annual Caps for the Packaging Business Transactions for the two financial years ending 31 December 2009 and 2010, also as set out in Table C below.

The contracts in respect of transactions numbered (1) to (2) in Table C below will terminate on 31 December 2008 being the existing fixed expiry of the term of each respective contract. In the ordinary course of business, the Indofood Group and the counterparty thereto would negotiate and enter into a new contract for each transaction for a further period of three years. Given the Group intends to align, where possible, its continuing connected transactions contracts so that all or a majority of such contracts expire at the end of 2010 and with the new contracts for the continuing connected transactions commencing from January 2011. It is proposed that both contracts be terminated with immediate effect and new contracts be entered into with the same parties on substantially the same terms save that the duration of each such contract will be for a fixed term to expire on 31 December 2010. Similar to the contracts referred to in relation to the Noodles Business Transactions and the Plantation Business Transactions at Tables A and B1 above, it is intended that any contracts entered into thereafter will be for a period of three years, and in line with the intention that all or a majority of Indofood Group contracts relating to continuing connected transactions be for a period of three years commencing 1 January 2011, where applicable, subject always to the Listing Rules and any applicable laws and regulations.

TABLE C – Revised Packaging Caps and 2009 and 2010 Packaging Caps

				Existing Packaging Caps *(US$ millions)* – as set out in the November 2007 Announcement	**Revised Packaging Caps** *(US$ millions)*	**New Packaging Caps** *(US$ millions)*	
Transaction number	**Name of entity of the Indofood Group**	**Name of Connected Party**	**Nature of Agreement/ Arrangement**	**For the Year Ending 31 December 2008**	**For the Year Ending 31 December 2008**	**For the Year Ending 31 December 2009**	**For the Year Ending 31 December 2010**
(1)	SRC	PCIB	SRC sells carton box packaging to PCIB for product packaging	**4.0**	8.2	11.8	17.6
(2)	CKA	PCIB	CKA sells lid cups to PCIB for product packaging	**0.5**	15.7	22.6	33.9
			Aggregated Annual Caps	**4.5**	**23.9**	**34.4**	**51.5**

Each of the two Packaging Business Transactions set out above constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because the counterparty to both those transactions, PCIB, is an Associate of Mr. Anthoni Salim, the Chairman and a substantial shareholder of the Company and also President Director and CEO of Indofood. Accordingly, continuing transactions between SRC and PCIB and CKA and PCIB are continuing connected transactions of the Company under the Listing Rules.

The Packaging Business Transactions are conducted in the ordinary and usual course of business and are entered into on an arm's length basis with terms that are fair and reasonable to the parties.

Under Rule 14A.36(1) of the Listing Rules, where a previously disclosed Annual Cap is exceeded or proposed to be exceeded or a relevant agreement is renewed, the Company must re-comply with Rules 14A.35(3) and 14A.35(4) by re-complying with the reporting, announcement and independent shareholders' approval requirements, as appropriate. In addition, the announcement by the Company of Annual Caps for the year ending 31 December 2009 and 2010 requires compliance with the reporting, announcement and Independent Shareholders' approval requirements of the Listing Rules, as appropriate.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Revised Packaging Caps for the financial year ending 31 December 2008 have been aggregated. On this basis, the percentage ratio in respect of the financial year ending 31 December 2008, exceeds 0.1% but not exceed 2.5%. In addition, the 2009 Packaging Caps and the 2010 Packaging Caps when aggregated also exceed 0.1% but not 2.5%. Accordingly, the Revised Packaging Caps, the 2009 Packaging Caps, the 2010 Packaging Caps and transactions relating to them are only subject to reporting and announcement requirements but not the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

The Annual Caps in respect of the Packaging Business Transactions are based on the sales forecasts of PCIB.

(4) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR DISTRIBUTION BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2010 IN RESPECT OF DISTRIBUTION BUSINESS TRANSACTIONS

The April 2007 Announcement, the May 2007 Circular and November 2007 Announcement also set out a series of related continuing connected transactions relating to Indofood's Distribution Business, which are also set out in Table D below.

Indofood has been monitoring the amount of the Distribution Business Transactions, having regard to internal estimates of demand and operating conditions. Since the disclosure of the Distribution Business Transactions and the related Distribution Business Caps, Indofood has noted that certain of the Distribution Business Caps will not be sufficient to meet the requirements of the relevant counterparties. Accordingly, it is proposed that those Distribution Business Caps be revised in accordance with the Revised Distribution Caps applicable to the Distribution Business Transactions, as set out in Table D below.

The contract in respect of transaction numbered (1) expired on 1 April 2008 and was renewed for a further period of one year whilst the contracts in respect of transactions numbered (2) and (4), and transaction number (3) in Table D will expire on 31 December 2008 and 31 December 2009 respectively. In the ordinary course of business, the Indofood Group and the counterparty thereto would negotiate and enter into a new contract for each transaction for a further period of three years. Given the Group intends to align, where possible, its continuing connected transactions contracts so that all or a majority of such contracts expire at the end of 2010 and with the new contracts for the continuing connected transactions commencing from January 2011. It is proposed that the contracts in respect of transactions numbered (1), (2), (3) and (4), be terminated with immediate effect and new contracts be entered into with the same parties on substantially the same terms save that the duration of each such contract will each be for a fixed term to expire on 31 December 2010. Similar to the contracts referred to in relation to the Noodles Business Transactions, the Plantation Business Transactions and the Packaging Business Transactions at Tables A, B1 and C above, it is intended that any contracts entered into thereafter will be for a period of three years, in line with the intention that all or a majority of Indofood Group contracts relating to continuing connected transactions be for a period of three years commencing 1 January 2011, where applicable, subject always to the Listing Rules and any applicable laws and regulations.

The Board also announces the proposed 2010 Distribution Caps in respect of the Distribution Business Transactions for the financial year ending 31 December 2010, as set out in Table D below.

TABLE D – Revised Distribution Caps and 2010 Distribution Caps

				Existing Distribution Business Caps *(US$ millions)* – as set out in the April 2007 Announcement and November 2007 Announcement		Revised Distribution Caps *(US$ millions)*		2010 Distribution Caps *(US$ millions)*
Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/ Arrangement	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2010
(1)	IAP	LS	Distribution of consumer products	11.5	14.3	11.5 (Not Revised)	14.3 (Not Revised)	18.1
(2)	IAP	BD	IAP, as sub-distributor of BD, purchases canned Pepsi products (and PET packaging) for sale in trade outlets in Indonesia	13.5	15.8	13.5 (Not Revised)	17.6	22.9
(3)	PDU	LS	Distribution of consumer products	0.8	0.9	0.9	1.1	1.2
(4)	TSM	BD	TSM, as sub-distributor of BD, purchases Pepsi products for sale in trade outlets in Indonesia	0.6	1.0	0.6	1.0	1.5
			Aggregated Annual Caps	**26.4**	**32.0**	**26.5**	**34.0**	**43.7**

Each of the Distribution Business Transactions set out above is a continuing connected transaction of the Company under Rule 14A.14 of the Listing Rules because:

(i) Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood; and

(ii) each of LS and BD are Associates of Mr. Anthoni Salim.

Under Rule 14A.36(1) of the Listing Rules, when a previously disclosed Annual Cap is exceeded or proposed to be exceeded or a relevant agreement is renewed, the Company must re-comply with Rules 14A.35(3) and 14A.35(4) by re-complying with the reporting, announcement and independent shareholders' approval requirements, as appropriate.

Similarly, the announcement of Annual Caps for the year ending 31 December 2010 requires compliance with the reporting, announcement and Independent Shareholders' approval requirements of the Listing Rules, as appropriate.

The Distribution Business Transactions are conducted in the ordinary and usual course of business and are entered into on an arm's length basis with terms that are fair and reasonable to the parties.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Revised Distribution Caps in respect of each individual financial year ending 31 December 2008 and 2009 have been aggregated with the unrevised Distribution Business Caps. Similarly, the 2010 Distribution Caps have been aggregated. On this basis, the percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 0.1% but does not exceed 2.5%.

Therefore, the Distribution Business Transactions, the Revised Distribution Caps and the 2010 Distribution Caps, on an aggregated basis, are subject to the reporting and announcement requirements but not the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

The Annual Caps in respect of the Distribution Business Transactions set out in Table D above are estimated transaction values and are based on the projected activity levels between the relevant parties for the financial years ending 31 December 2008, 2009 and 2010.

(5) REVISION OF 2008 AND 2009 ANNUAL CAPS FOR SNACK FOOD BUSINESS AND ANNUAL CAPS FOR 2010 IN RESPECT OF SNACK FOOD BUSINESS TRANSACTIONS

Shareholders are referred to the April 2007 Announcement and the May 2007 Circular which sets out a series of related continuing connected transactions relating to the Indofood's Snack Food Business, which are also set out in Table E below.

Indofood has been monitoring the amount of the Snack Food Business Transactions, having regard to internal estimates of demand and operating conditions. Since the disclosure of the Snack Food Business Transactions and the related Snack Food Caps, Indofood has noted that certain of the Snack Food Caps will not be sufficient to meet the requirements of the relevant counterparties. Accordingly, it is proposed that those Snack Food Caps be revised in accordance with the Revised Snack Food Caps applicable to the Snack Food Business, as set out in Table E below.

The Board also announces the proposed 2010 Snack Food Caps for the financial year ending 31 December 2010, as set out in Table E below.

TABLE E – Revised Snack Food Caps and 2010 Snack Food Caps

				Existing Snack Food Business Caps *(US$ millions)* – as set out in the April 2007 Announcement		Revised Snack Food Caps *(US$ millions)*		2010 Snack Food Caps *(US$ millions)*
Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/ Arrangement	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009	For the Year Ending 31 December 2010
(1)	FID	SAWAB	Supply of ingredients and seasoning used for snack food products.	0.5	0.9	0.4 (Reduced)	1.1	2.9
(2)	CKA	SAWAB	Sale and supply of flexible packaging used for snack food products.	0.9	1.5	0.5 (Reduced)	1.3 (Reduced)	3.4
(3)	ISM	SAWAB	Granting non-exclusive license	0.2	0.2	- (Reduced)	-	-
(4)	ISM	SAWAB	The provision of technical assistance services in connection with snack manufacturing operations.	0.2	0.2	0.1 (Reduced)	0.3	0.7
			Aggregated Annual Caps	1.8	2.8	1.0	2.7	7.0

Each of the Snack Food Business Transactions set out in Table E above is a continuing connected transaction of the Company under Rule 14A.14 of the Listing Rule because:

(i) Mr Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood; and

(ii) SAWAB is an Associate of Mr. Anthoni Salim.

The Snack Food Transactions are conducted in the ordinary and usual course of business and are entered into on an arm's length basis with terms that are fair and reasonable to the parties.

Under Rule 14A.25 of the Listing Rule, for the purposes of compliance of Chapter 14A of the Listing Rules, the Revised Snack Food Caps in respect of each individual financial year had been aggregated. Similarly, the 2010 Snack Food Business Cap has been aggregated. On this basis, the percentage ratio in respect of each of the financial year ending 31 December 2008, 2009 and 2010 exceeds 0.1% but not 2.5%.

Therefore, the Snack Food Business Transactions, the Revised Snack Food Caps and the 2010 Snack Food Caps, on an aggregated basis, are subject to the reporting and announcement requirements but not the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

APPOINTMENT OF INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER AND DESPATCH OF SHAREHOLDERS' CIRCULAR

The Company has established the Independent Board Committee consisting of the Independent Non-executive Directors to advise the Independent Shareholders as to whether the:

(a) Noodles Business Transactions, the Revised Noodles Caps and the 2010 Noodles Caps;

(b) Plantations Business Transactions, the Revised Plantations Caps, the 2010 Plantations Caps and the New Plantations Business Transactions;

are fair and reasonable, whether such transactions and the respective Annual Caps are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders as to how to vote at the Shareholders' Meeting to be convened to consider those matters.

The Company will appoint an Independent Financial Adviser to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the transactions and Annual Caps referred to in (a) and (b) above are fair and reasonable and whether they are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting.

In accordance with the Listing Rules, the Company will despatch a circular to the Company's shareholders containing:

(i) the information required by the Listing Rules in relation to the transactions and the Annual Caps referred to in (a) and (b) above;

(ii) a separate letter from the Independent Board Committee advising the Independent Shareholders whether, in the opinion of the Independent Board Committee, the transactions and the Annual Caps referred to in (a) and (b) above are fair and reasonable and in the interests of the Company and its shareholders as a whole, and advising the Independent Shareholders how to vote in respect of the resolutions to approve those matters;

(iii) a separate letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and to the Independent Shareholders as to whether the transactions and the Annual Caps referred to in (a) and (b) above, are fair and reasonable and whether they are in the interests of the Company and its shareholders as a whole, and advising the Independent Shareholders how to vote at the Shareholders' Meeting in respect of the resolutions to be proposed to approve those matters; and

(iv) a notice convening the Shareholders' Meeting, at which resolutions will be proposed to consider, and if thought fit, approve the transactions and the Annual Caps referred to in (a) and (b) above.

Under Rule 14A.18 of the Listing Rules, any connected persons of the Company with a material interest in the transactions and the Annual Caps referred to in (a) and (b) above are required to abstain from voting at the Shareholders' Meeting on the resolution(s) approving the relevant matters. Accordingly, First Pacific Investments Limited and First Pacific Investments (BVI) Limited, both being Associates of Mr. Anthoni Salim and which in aggregate hold shares of the Company representing approximately 44% of the issued share capital of the Company will abstain from voting at the Shareholders' Meeting on each of those resolutions.

REASONS FOR THE ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

The relevant members of the Indofood Group have entered into the continuing connected transactions as part of their regular ongoing business arrangements in relation to the business and operations of the Indofood Group as set out below:

(i) Revision of 2008 and 2009 Annual Caps for Noodles Business Transactions and Annual Caps for 2010 in respect of Noodles Business Transactions

The Directors have been monitoring the continuing connected transactions of the Indofood Group. Having regarding to internal estimates of demand and operating conditions, the 2008 and 2009 Annual Caps will not be sufficient to meet the requirements of the relevant counterparties. The Revised Noodles Caps and the 2010 Noodles Caps are estimated transaction values based on projected activity levels between the parties for each of the financial years ending 31 December 2008, 2009 and 2010, taking into account substantial growth and significant increases over recent years in respect of the various regional markets as well as the increase in the price of raw materials.

(ii) Revision of 2008 and 2009 Annual Caps for Plantations Business Transactions, Annual Caps for 2010 in respect of Plantations Business Transactions and new Plantations Business Transactions

Indofood has been monitoring the amount of the Plantations Business Transactions, having regard to the expansion of Indofood's Plantations Business. Indofood has noted that certain of the Plantations Caps will not be sufficient to accommodate the anticipated expansion of its Plantations Business.

In relation to the new Plantation Business Transactions proposed to be entered into among the Plantation Companies, members of the Indofood Group and Associates of Mr Anthoni Salim, these transactions between GS and MPI will be entered into as the parties are located closely to each other and given such close proximity, it is more efficient in time and cost to order the agronomy materials than to source, order and transport the same from elsewhere. In relation to the supply by RMK to GS and MPI of building materials, mostly plywood, which is used in the construction of the plantation offices, warehouses and other buildings required in the estates, these transactions are entered into because of the quality and price of the plywood supplied by RMK. In respect of transactions involving LSIP, these have been entered into in order to maintain the quality of the palm oil plants at Party B's plantations by the purchase of good quality seedlings from LSIP.

(iii) Revision of 2008 Annual Caps for other Packaging Business Transactions and Annual Caps for 2009 and 2010 in respect of other Packaging Business Transactions

Indofood has been monitoring the amount of the Packaging Business Transactions, having regard to the additional demands of PCIB for Indofood Group's packaging products and consider that Packaging Caps will not be sufficient to accommodate the anticipated increase in the Packaging Business Transactions.

(iv) Revision of 2008 and 2009 Annual Caps for Distribution Business Transactions and Annual Caps for 2010 in respect of Distribution Business Transactions

Indofood has been monitoring the amount of the Distribution Business Transactions, having regard to internal estimates of demand and operating conditions. It is anticipated that the 2008 and 2009 Annual Caps for the Distribution Business Transactions will not be sufficient to accommodate the projected increase in the Distribution Business Transactions to meet the requirements of the relevant counterparties.

(v) Revision of 2008 and 2009 Annual Caps for Snack Food Business Transactions and Annual Caps for 2010 in respect of Snack Food Business Transactions

Indofood has been monitoring the amount of the Snack Food Business Transactions, having regard to internal estimates of demand and operating conditions. Further, based on current forecasts and the prospective market, Indofood envisages that there will be considerable growth in the Snack Food Business Transactions.

The benefits which are expected to accrue to the Indofood Group and the Company as a result of the revision of and the setting of new Annual Caps include the expansion of the Indofood Group's business operations, revenue and operational profitability of the Indofood Group's major businesses, the maximising of the production capacities, the expansion of the distribution network and the increase of worldwide brand awareness of the Company and the Indofood Group.

VIEWS OF THE DIRECTORS

Accordingly, the Directors (other than members of the Independent Board Committee, who will express their opinion in a separate letter to the Independent Shareholders to be contained in the shareholders' circular as referred to above) consider that the terms of the transactions and Annual Caps referred to in (a) and (b) above are on normal commercial terms, are fair and reasonable and that they are in the best interests of the Company and its shareholders as a whole.

The Directors (including the Independent Non-executive Directors of the Company) consider that the other Packaging Business Transactions, Revised Packaging Caps, the 2009 Packaging Caps, the 2010 Packaging Caps, the Distribution Business Transactions, the Revised Distribution Caps, the 2010 Distribution Caps, the Snack Food Business Transactions, the Revised Snack Food Caps and the 2010 Snack Food Caps are fair and reasonable and that they are in the best interests of the Company and its shareholders as a whole.

INFORMATION IN RESPECT OF THE COUNTERPARTIES

Each of DUFIL, Pinehill and SAWAB, being counterparties to the Noodles Business Transactions, are engaged in the manufacturing of instant noodles; in the case of DUFIL, in Nigeria; in the case of Pinehill, in Saudi Arabia and the Middle East; and in the case of SAWAB, in Syria. SAWAB is also a counterparty to the Snack Food Business Transactions.

SWGL is an investment company.

LS and BD, being the counterparties to the Distribution Business Transactions, are engaged in, in the case of LS, operating supermarkets in certain major cities in Indonesia, and in the case of BD, in the distribution of Pepsi bottled products in Indonesia.

In respect of the Plantation Companies and the counterparties to the Plantations Business Transactions:

(a) SBN is a limited liability company incorporated in Indonesia which owns 14,000 hectares of plantation land, located in South Sumatra, Indonesia;

(b) MSA is a limited liability company incorporated in Indonesia which owns, directly or indirectly, 19,000 hectares of plantation land, located in South Sumatra, Indonesia and 16,500 hectares of plantation land, located in Central Kalimantan, Indonesia;

(c) MCP is a limited liability company incorporated in Indonesia which owns indirectly 36,041 hectares of plantation land, located in East Kalimantan, Indonesia;

(d) ASP is a 99.51% owned subsidiary of MSA; GS is a 99.99% owned subsidiary of MCP; and MPI is a 99.97% owned subsidiary of MCP; and

(e) RMK and AS are 100% owned by Salim Group, while STP is 50% owned by Salim Group.

As at the date of this announcement, the plantation land owned by the Plantation Companies is utilised, or anticipated to be utilised, for oil palm plantation.

INFORMATION IN RESPECT OF THE COMPANY AND INDOFOOD

The Company is a Hong Kong based investment and management company with operations located in Asia. The Company's principal business interests relate to telecommunications, consumer food products, infrastructure and natural resources.

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four strategic business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari (flour and pasta), Agribusinesses (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is one of the world's largest instant noodles manufacturers by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

DEFINITIONS

"2009 Packaging Caps"	the proposed Annual Caps in respect of the Packaging Business Transactions for the financial year ending 31 December 2009, as set out in Table C above in this announcement;
"2010 Distribution Caps"	the proposed Annual Caps in respect of the Distribution Business Transactions for the financial year ending 31 December 2010, as set out in Table D above in this announcement;
"2010 Noodles Caps"	the proposed Annual Caps in respect of the Noodles Business Transactions for the financial year ending 31 December 2010 as set out in Table A above in this announcement;
"2010 Packaging Caps"	the proposed Annual Caps in respect of the Packaging Business Transactions for the financial year ending 31 December 2010, as set out in Table C above in this announcement;
"2010 Plantation Caps"	the proposed Annual Caps in respect of the Plantation Business Transactions for the financial year ending 31 December 2010, as set out in Table B1 above in this announcement;
"2010 Snack Food Caps"	the proposed Annual Caps in respect of the Snack Food Business Transactions for the financial year ending 31 December 2010 as set out in Table E above in this announcement;
"Annual Cap"	the estimated maximum annual value in relation to each respective continuing connected transaction, as required by Rule 14A.35(2) of the Listing Rules;
"April 2007 Announcement"	the announcement of the Company dated 18 April 2007;
"AS"	PT Adithya Suramitra, an Associate of Mr. Anthoni Salim;
"ASP"	PT Agrosubur Permai, a 99.51% owned subsidiary of MSA;
"Associate"	has the meaning ascribed thereto under the Listing Rules;
"BD"	PT Buana Distrindo, an Associate of Mr. Anthoni Salim;
"Board"	board of Directors;

"CKA"	PT Ciptakemas Abadi, a member of the Indofood Group;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Exchange;
"Director(s)"	the director(s) of the Company;
"Distribution Business"	the distribution business carried on by the Indofood Group;
"Distribution Business Cap"	the separate Annual Cap assigned to each continuing connected transaction relating to the Distribution Business in respect of which members of the Indofood Group are parties, particulars of which are set out in the April 2007 Announcement, the November 2007 Announcement and in Table D above in this announcement;
"Distribution Business Transactions"	each of the continuing connected transactions relating to the Indofood Group's Distribution Business described in the April 2007 Announcement, which are the transactions set out in Table D above in this announcement;
"DUFIL"	De United Food Industries Ltd., an Associate of Mr. Anthoni Salim;
"Exchange"	The Stock Exchange of Hong Kong Limited;
"FID"	the food ingredients division of Indofood;
"Group"	the Company and its subsidiaries from time to time;
"GS"	PT Gunta Samba, a 99.99% owned subsidiary of MCP;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"IAP"	PT Indomarco Adi Prima, a member of the Indofood Group;
"Independent Board Committee"	the independent committee of the board of directors of the Company established by the Company as required by Rule 14A.21 of the Listing Rules, to consider the terms of the transactions and Annual Caps referred to in paragraphs (a) and (b) of this announcement and to opine as to whether those transactions and Annual Caps are fair and reasonable and in the interests of the Company and its shareholders as a whole, such independent board committee comprising the Independent Non-executive Directors;

"Independent Financial Adviser"	an independent financial adviser to be appointed by the Company under Rule 14A.21 of the Listing Rules to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the transactions and Annual Caps referred to in paragraphs (a) and (b) of this announcement are fair and reasonable and in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting in respect of the resolution(s) to be proposed to approve those matters;
"Independent Non-executive Directors"	Mr. Graham L. Pickles, Prof Edward K.Y. Chen and Sir David W.C. Tang;
"Independent Shareholders"	the shareholders of the Company other than First Pacific Investments Limited and First Pacific Investments (BVI) Limited;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia, whose shares are listed on the Indonesia Stock Exchange and a 51.5% owned subsidiary of the Company;
"Indofood Group"	Indofood and its subsidiaries from time to time;
"Listing Rules"	the Rules Governing the Listing of Securities on the Exchange;
"LS"	PT Lion Superindo, an Associate of Mr. Anthoni Salim;
"LSIP"	PT Perusahaan Perkebunan London Sumatra Indonesia, a member of the Indofood Group;
"May 2007 Circular"	the circular of the Company dated 30 May 2007;
"MCP"	PT Mega Citra Perdana, one of the Plantation Companies;
"MPI"	PT Multi Pacific International, a 99.97% owned subsidiary of MCP;
"MSA"	PT Mentari Subur Abadi, one of the Plantation Companies;
"New Plantations Business Transactions"	each of the continuing connected transactions relating to the Plantations Business proposed to be entered into by members of the Indofood Group, which are set out in Table B2 above in this announcement including the entering into of the new contracts with expiry dates of 31 December 2010 relating to those continuing connected transactions and the termination of the existing contracts relating to those continuing connected transactions, each as referred to above in this announcement;

"New Plantations Caps"	the separate Annual Cap assigned to each continuing connected transaction relating to the New Plantation Business Transactions as set out in Table B2 above in this announcement;
"Noodles Business"	the consumer branded products businesses in respect of noodles carried on by the Indofood Group;
"Noodles Business Transactions"	each of the continuing connected transactions relating to the Noodles Business described in the April 2007 Announcement, which are set out in Table A above in this announcement including the entering into of the new contracts with expiry dates of 31 December 2010 relating to those continuing connected transactions and the termination of the existing contracts relating to those continuing connected transactions, each as referred to above in this announcement;
"Noodles Caps"	the separate Annual Cap assigned to each continuing connected transaction relating to the Noodles Business in respect of which members of the Indofood Group are parties, particulars of which are set out in the April 2007 Announcement and in Table A above in this announcement;
"November 2007 Announcement"	the announcement of the Company dated 29 November 2007;
"Packaging Business"	the packaging businesses carried on by the Indofood Group;
"Packaging Business Transactions"	each of the continuing connected transactions relating to the Packaging Business, set out in Table C above in this announcement;
"Packaging Caps"	the separate Annual Cap assigned to each continuing connected transaction relating to the Packaging Business, set out in Table C above in this announcement;
"PCIB"	PT Pepsi Cola Indobeverages, an Associate of Mr. Anthoni Salim;
"PDU"	PT Putri Daya Usahatama, a member of the Indofood Group;
"Pinehill"	Pinehill Arabian Food Ltd., an Associate of Mr. Anthoni Salim;
"PIPS"	PT Prima Inti Pangan Sejati, a member of the Indofood Group;
"Plantations Business"	the plantations business carried on by the Indofood Group;

"Plantations Business Transactions"	each of the continuing connected transactions relating to the Plantations Business, set out in Table B1 above in this announcement including the entering into of the new contracts with expiry dates of 31 December 2010 relating to those continuing connected transactions and the termination of the existing contracts relating to those continuing connected transactions, each as referred to above in this announcement;
"Plantations Caps"	the separate Annual Cap assigned to each continuing connected transaction relating to the Plantation Business, set out in Table B1 above in this announcement;
"Plantation Companies"	SBN, MSA and MCP (all of which are limited liability companies incorporated in Indonesia and 60% owned subsidiaries of SIMP) together with their respective subsidiaries from time to time;
"Revised Distribution Caps"	the revised estimated Annual Caps of the continuing connected transactions relating to the Distribution Business Transactions in respect of the financial years ending 31 December 2008 and 2009, which are set out in Table D above in this announcement, but excluding any previously announced Annual Caps in respect of the Distribution Business Transactions set out in Table D which are not being revised (as stated in Table D);
"Revised Noodles Caps"	the revised estimated Annual Caps of the continuing connected transactions relating to the Noodles Business Transactions in respect of the financial years ending 31 December 2008 and 2009, which are set out in Table A above in this announcement;
"Revised Packaging Caps"	the revised estimated Annual Caps of the continuing connected transactions relating to the Packaging Business Transactions in respect of the financial year ending 31 December 2008, which are set out in Table C above in this announcement;
"Revised Plantations Caps"	the revised estimated Annual Caps of the continuing connected transactions relating to the Plantation Business Transactions in respect of the financial years ending 31 December 2008 and 2009, which are set out in Table B1 above in this announcement, but excluding any previously announced Annual Caps in respect of the Plantation Business Transactions set out in Table B1 which are not being revised (as stated in Table B1);

"Revised Snack Food Caps"	the revised estimated Annual Caps of the continuing connected transactions relating to the Snack Food Business Transactions in respect of the financial years ending 31 December 2008 and 2009, which are set out in Table E above in this announcement;
"RMK"	PT Rimba Mutiara Kusuma, an Associate of Mr. Anthoni Salim;
"SAIN"	PT Sarana Inti Pratama, a member of the Indofood Group;
"Salim Group"	Mr. Anthoni Salim, his father, Mr. Soedono Salim, and his brother, Mr. Andree Halim;
"SAWAB"	Salim Wazaran Brinjikji Limited, an Associate of Mr. Anthoni Salim;
"SAWAHI"	Salim Wazaran Hilaby, an Associate of Mr. Anthoni Salim;
"SAWATA"	Salim Wazaran Abu Elata, an Associate of Mr. Anthoni Salim;
"SBN"	PT Swadaya Bhakti Negaramas, one of the Plantation Companies;
"Shareholders' Meeting"	the special general meeting of the Independent Shareholders to be convened by a notice to be contained in the shareholders' circular referred to in this announcement, at which resolutions will be proposed to consider and, if thought fit, approve the transactions and Annual Caps referred to in paragraphs (a) and (b) of this announcement;
"SIMP"	PT Salim Ivomas Pratama, a 60% owned subsidiary of Indofood;
"Snack Food Business"	the consumer branded products business in respect of snack food carried on by the Indofood Group;
"Snack Food Business Transactions"	each of the continuing connected transactions relating to the Snack Food Business, set out in Table E above;
"Snack Food Caps"	the separate Annual Cap assigned to each continuing connected transaction in relation to the Snack Food Business in respect of which members of the Indofood Group are parties, particulars of which are set out in the April 2007 Announcement and in Table E above in this announcement;

"SRC"	PT Surya Rengo Container, a 60% owned subsidiary of Indofood;
"STP"	PT Sarana Tempa Perkara, an Associate of Mr. Anthoni Salim;
"SWGL"	Salim Wazaran Group Limited, an Associate of Mr. Anthoni Salim;
"TSM"	PT Tristara Makmur, a wholly owned subsidiary of Indofood; and
"%"	percentage.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = 9,000 Rupiah. Percentages and figures expressed in millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 23 May 2008

As at the date of this announcement, the Board of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Napoleon L. Nazareno
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

RECEIVED
2008 JUN -2 P 1:27
FICE OF INTERNATIONAL CORPORATE FINANCE

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

22 May 2008

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
22 May 2008	3,320,000	On the Exchange	5.500	5.200	17,702,240
Total	3,320,000				17,702,240

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 7,284,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}} \right)$$

0.227%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

FPC Exemption No. (82-836)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPPL

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 00142)

Website: http://www.firstpacco.com

ANNOUNCEMENT

PROPOSED SUBSCRIPTION OF NEW SHARES REPRESENTING 60% OF THE ENLARGED SHARE CAPITAL OF PT LAJUPERDANA INDAH BY PT SALIM IVOMAS PRATAMA

CONNECTED TRANSACTION

Shareholders are referred to the Overseas Regulatory Announcement published by the Company dated 13 May 2008.

The Company announced in the Overseas Regulatory Announcement that SIMP, an indirect subsidiary of the Company and a subsidiary of Indo Agri (which is also an indirect subsidiary of the Company), has on 9 May 2008 entered into a conditional share subscription agreement with (i) PT BSS, (ii) PT Lajuperdana Indah (the Target Company) and (iii) the Minority Shareholders of the Target Company, pursuant to which the Target Company has agreed to issue, and SIMP has agreed to subscribe for, 187,500 new shares having a nominal value of Rp1,000,000 (approximately US$108 or HK$844) each in the share capital of the Target Company, representing 60% of the enlarged total number of issued shares in the Target Company, for an aggregate cash consideration of Rp375 billion (which is equivalent to approximately US$40.6 million or HK$316.6 million), upon the terms and subject to the conditions of the Subscription Agreement.

As at the date of this announcement, the Company is interested in approximately 29.8% economic interest in Indo Agri, which in turn holds 90% of the issued share capital of SIMP.

PT BSS and the Target Company are members of the group of companies controlled by Mr. Anthoni Salim. The Salim Group in turn is a controlling shareholder of the Group. Accordingly, PT BSS and the Target Company are Associates of the Salim Group and therefore connected persons of the Company under the Listing Rules. Therefore, the Proposed Subscription also constitutes a connected transaction for the Company under the Listing Rules. As the relevant applicable percentage ratios (as defined in the Listing Rules) for the Proposed Subscription exceed 0.1% but do not exceed 2.5%, the Proposed Subscription is only subject to reporting and announcement requirement and is exempt from independent shareholders' approval requirements pursuant to Rule 14A.32 of the Listing Rules.

INTRODUCTION

Shareholders are referred to the overseas regulatory announcement published by the Company dated 13 May 2008 (the "Overseas Regulatory Announcement"). Unless otherwise defined or the context otherwise requires, all capitalised terms referred to herein shall have the meanings ascribed to them in the Overseas Regulatory Announcement.

The Company announced in the Overseas Regulatory Announcement that SIMP, an indirect subsidiary of the Company and a subsidiary of Indo Agri (which is also an indirect subsidiary of the Company) has on 9 May 2008 entered into a share subscription agreement (the "Subscription Agreement") with (i) PT BSS, (ii) PT Lajuperdana Indah ("the Target Company") and (iii) the Minority Shareholders, pursuant to which the Target Company has agreed to issue, and SIMP has agreed to subscribe for, 187,500 new shares having a nominal value of Rp1,000,000 (approximately US$108 or HK$844) each in the share capital of the Target Company (the "New Shares"), representing 60% of the enlarged total number of issued shares in the Target Company, for an aggregate cash consideration of Rp375 billion (which is equivalent to approximately US$40.6 million or HK$316.6 million) ("Subscription Consideration"), upon the terms and subject to the conditions of the Subscription Agreement (the "Proposed Subscription"). The Proposed Subscription also constitutes a connected transaction for the Company under the Listing Rules for the reasons set out under the heading "Listing Rules Implications", below.

The shareholding structures of the Target Company before and after the Proposed Subscription are set out below:

	Before		**After**	
	No. of shares	*%*	*No. of shares*	*%*
Indo Agri	–	–	187,500	60.0
PT BSS	100,000	80	100,000	32.0
Minority Shareholders	22,500	18	22,500	7.2
Darsono	2,500	2	2,500	0.8
Total	125,000	100	312,500	100

Following completion of the Proposed Subscription, the Target Company will be accounted for as a subsidiary of the Company.

TERMS OF THE AGREEMENT

A summary of the salient terms of the Subscription Agreement is as follows:

Date: 9th May, 2008

Parties: PT Salim Ivomas Pratama (SIMP)
PT Bangun Sriwijaya Sentosa (PT BSS)
PT Lajuperdana Indah (Target Company)
Irsan Samsuddin, Iwan Samsuddin and Suriati Samsuddin (Minority Shareholders)

Transaction:	Subscription by SIMP of 187,500 new shares in the share capital of the Target Company
Consideration:	Rp375 billion (equivalent to approximately US$40.6 million or HK$316.6 million) in cash ("Subscription Consideration").

The consideration is payable by SIMP as follows:–

(a) within 3 business days after the date of the Subscription Agreement, SIMP shall pay a deposit of 10% of the Subscription Consideration (the "Deposit") to the Target Company; and

(b) the balance of the Subscription Consideration shall be payable by SIMP to the Target Company on completion of the Proposed Subscription.

The Subscription Consideration and the issue price per share of the New Shares were determined after taking into consideration, amongst other things, the net asset value and the business prospects of the Target Company and is proposed to be financed by way of internal resources.

Conditions Precedent: Completion of the Proposed Subscription is conditional upon, amongst other things (the "Conditions Precedent"):

(i) SIMP being in its sole and absolute discretion satisfied with the results of a due diligence carried out on the Target Company;

(ii) the Target Company having received all necessary approvals and consents from all relevant government, statutory, regulatory and other authorities and third parties including Badan Koordinasi Penanaman Model (BKPM) (if required) in relation to the Proposed Subscription;

(iii) the Target Company having obtained all necessary approvals, consents and authorisations required under its constitutional documents, in relation to the Proposed Subscription;

(iv) the Target Company, PT BSS and the Minority Shareholders having obtained the approval of their respective creditors (if required) in relation to the change of shareholders of the Target Company, on terms satisfactory to SIMP;

(v) all the existing members of the Board of Directors and the Board of Commissioners of the Target Company appointed by PT BSS and the Minority Shareholders having tendered their resignation from the Board of Directors and the Board of Commissioners of the Target Company as of the completion date of the Proposed Subscription;

(vi) the Target Company having obtained the approval of its shareholders in general meeting for the increase in the authorised and issued share capital of the Target Company, the change in the categorisation of the Class A shares and the Class B shares into one class of shares, the waiver of the pre-emption rights by the other shareholders of the Target Company, the participation of SIMP as a new shareholder in the Target Company and the appointment of such persons as SIMP may nominate as directors and commissioners of the Target Company;

(vii) the Target Company, PT BSS and the Minority Shareholders having obtained all waivers, releases, consents and authorisations which are necessary or required under any existing contractual, financing or security arrangements binding on the Target Company, PT BSS or the Minority Shareholders (as the case may be); and

(viii) SIMP and its parent companies having obtained the approvals required under their respective constitutional documents and prevailing laws, regulations and stock exchange rules in their respective jurisdictions of incorporation, for the Proposed Subscription.

Completion: Completion of the Subscription Agreement is subject to the satisfaction of the Conditions Precedent and is to take place five business days after the last in time of the Conditions Precedent is satisfied or waived (as the case may be) or such other date as may be agreed in writing between the parties.

In the event the Subscription Agreement is terminated by SIMP due to a material breach of any provision in the Subscription Agreement by PT BSS and/or the Target Company and such breach has not been waived in writing by SIMP, or in the event any of the Conditions Precedent has not been satisfied on or before 31 July 2008 or such other date as the parties may mutually agree in writing (the "Long-Stop Date"), or if satisfaction of certain of the conditions by the Long-Stop Date is or becomes impossible and SIMP has not waived in writing such condition(s), the Deposit (plus interest based on the fixed deposit rate quoted by a bank designated by SIMP) shall be refunded by the Target Company to SIMP in full.

In the event that the Subscription Agreement is terminated by PT BSS and/or the Target Company as a result of a failure by SIMP to comply with its obligations to pay the balance of the Subscription Consideration on the completion date of the Proposed Subscription, the Target Company will be required to refund to SIMP the Deposit (without any interest thereon).

REASON FOR THE PROPOSED SUBSCRIPTION

The Indo Agri Group is a vertically integrated agribusiness group with business operations that range from research and development in the breeding and cultivation of oil palms, to the milling and refining of crude palm oil, and the marketing and distribution of cooking oil, margarine, shortening and other derivative products. The Indo Agri Group also engages in the cultivation of other crops such as rubber, cocoa and tea. The Proposed Subscription will enable the Indo Agri Group to expand and diversify its existing agribusiness activities into the areas of sugar cultivation and processing.

The sugar industry is an attractive proposition with growing demand in both the Indonesian and international markets. Domestic demand for sugar in the Indonesian market in increasing, driven by factors such as rapid population growth, the rapid development of the processed food and beverage industries, and the expansion of sugar-based industries such as ethanol processing which utilises molasses as a basis raw material.

This, coupled with a shortfall in domestic supply in Indonesia and a prevailing shift in land use from the growing of food crops to the growing of energy crops, implies a likely positive trend in the price of sugar in the future.

In addition, being part of the Indofood Group, the Target Company will, following completion of the Proposed Subscription be able to leverage on the Indofood Group's established distribution network in Indonesia.

The audited net asset value of the Target Company was approximately Rp64.0 billion (equivalent to approximately US$6.8 million or HK$53.0 million) as at 31 December 2007. The audited net loss before and after tax of the Target Company for the financial year ended 31 December 2007 was approximately Rp22.2 billion (equivalent to approximately US$2.4 million or HK$18.9 million, and Rp17.7 billion (equivalent to approximately US$1.9 million or HK$15.1 million), respectively. The audited net loss before and after tax of Target Company for the financial year ended 31 December 2006 was approximately Rp9.5 billion (equivalent to approximately US$1.0 million or HK$8.1 million) and Rp6.9 billion (equivalent to approximately US$0.8 million or HK$5.9 million), respectively.

VIEWS OF THE DIRECTORS

Based on the information currently available to the Directors and specifically subject to satisfaction of all of the Conditions Precedent (including the completion of the due diligence review and, provision of the independent financial adviser's report and the independent valuation report and any findings arising out of that review and those reports which would impact on the views of the Directors set out herein), the Directors (other than the Independent Non-Executive Directors) consider that the terms of the Proposed Subscription are on normal commercial terms, fair and reasonable and in the interests of the Company's shareholders as a whole.

Similarly, the views of the Independent Non-Executive Directors are necessarily subject to and contingent upon satisfaction of all Conditions Precedent, including the completion of the due diligence review, review and provision of the independent financial adviser's report and the independent valuation report and a consideration of the findings of those reports and will be confirmed in a subsequent announcement when that review and those reports have been completed. Subject to the foregoing, the Independent Non-Executive Directors have no reason to believe that the views of the Directors set out above are unfounded.

INFORMATION ON THE COMPANY AND THE COUNTERPARTIES

The Company is a Hong Kong based investment and management company with operations located in Asia. The Company's principal business interests relate to telecommunications, consumer food products, infrastructure and natural resources.

The Target Company is an Indonesia incorporated limited liability company in the business of plantation development in Indonesia. The Target Company is currently in a pre-operating stage and has not yet formally commenced its operation. The Target Company currently owns:

(a) a sugar cane plantation located in Kabupaten Ogan Komering Ulu Timur, a province of South Sumatra, Indonesia, with a total certificated land of approximately 21,500 hectares, of which approximately 18,600 hectares is intended to be cultivated with sugar cane. As of 31 March 2008, approximately 2,745 hectares is planted with sugar cane;

(b) a sugar cane production factory located in Kabupaten Pati, a province of Middle Java, Indonesia, which is currently being rehabilitated to re-commerce sugar cane production and is expected to commence production by about June 2008; and

(c) a sugar cane production factory located in Kabupaten Ogan Komering Ulu Timur, a province of South Sumatra, Indonesia, for which construction commenced in April 2008 and production is presently expected to commerce by the end of 2010.

PT BSS, Irsan Samsuddin, Iwan Samsuddin, Suriati Samsuddin and Darsono are existing shareholders in the Target Company.

LISTING RULES IMPLICATIONS

As at the date of this announcement, the Company is interested in approximately 29.8% economic interest in Indo Agri, which in turn holds 90% of the issued share capital of SIMP.

PT BSS and the Target Company are members of the group of companies controlled by Mr. Anthoni Salim ("Salim Group"). The Salim Group in turn is a controlling shareholder of the Group. Accordingly, PT BSS and the Target Company are Associates of the Salim Group and therefore connected persons of the Company under the Listing Rules. Therefore, the Proposed Subscription also constitutes a connected transaction for the Company under the Listing Rules. As the relevant applicable percentage ratios (as defined in the Listing Rules) for the Proposed Subscription exceed 0.1% but do not exceed 2.5%, the Proposed Subscription is only subject to reporting and announcement requirement and is exempt from independent shareholders' approval requirements pursuant to Rule 14A.32 of the Listing Rules.

DEFINITIONS

"Associate"	has the meaning ascribed thereto under the Listing Rules;
"Board"	board of Directors;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Exchange;
"Directors"	the directors of the Company;
"Exchange"	The Stock Exchange of Hong Kong Limited;

"Group"	the Company and its subsidiaries from time to time;
"HK$"	the lawful currency of the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Non-Executive Directors"	the independent non-executive directors of the Company;
"Indo Agri"	Indofood Agri Resources Ltd., an indirect subsidiary of the Company, a company incorporated in Singapore with limited liability, whose shares are listed on the Singapore Stock Exchange;
"Indo Agri Group"	Indo Agri and its subsidiaries from time to time;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia, whose shares are listed on the Indonesia Stock Exchange, and a 51.5% owned subsidiary of the Company;
"Indofood Group"	Indofood and its subsidiaries from time to time;
"Listing Rules"	the Rules Governing the Listing of Securities on the Exchange;
"Minority Shareholders"	Irsan Samsuddin, Iwan Samsuddin and Suriati Samsuddin;
"PT BSS"	PT Bangun Sriwijaya Sentosa, a shareholder of Class A and Class B shares in the Target Company as at the date of this announcement;
"Rp"	Rupiah, the lawful currency of Indonesia;
"SIMP"	PT Salim Ivomas Pratama, an indirect subsidiary of the Company;
"US$"	the lawful currency of the United States; and
"%"	percentage.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = 9,240 Rupiah = HK$7.8. Percentages and figures expressed in millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 20 May 2008

As at the date of this announcement, the Board of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Napoleon L. Nazareno
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

END